EXHIBIT 21

SUBSIDIARIES OF REGISTRANT

Significant Subsidiaries

Company	Jurisdiction of Incorporation	Percentage of Voting Securities Owned by Registrant	Number of US subsidiaries	Number of Non-US subsidiaries
Omnicom APIMA Holdings Limited	Hong Kong	100%	—	77
Omnicom Capital Inc.	Connecticut	100%	—	1
Omnicom Europe Limited	United Kingdom	100%	—	476
Omnicom Finance Holdings plc	United Kingdom	100%	—	7
Omnicom Group (Asia Pacific) Pte. Ltd.	Singapore	100%	—	26
BBDO Worldwide Inc.	New York	100%	18	92
DDB Worldwide Communications Group Inc.	New York	100%	14	43
TBWA Worldwide Inc.	New York	100%	6	13
DAS Holdings Inc.	Delaware	100%	49	6
Omnicom Media Group Holdings Inc.	Delaware	100%	35	8